UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sleepaid Holding Company
(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

83125T102

(CUSIP Number)

Tao Wang, CEO

RM 10 1/F WELLBORNE

8 JAVA ROAD

HONG KONG F4 00000

(852) 28062312

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 83125T102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amax Deluxe Limited IRS Identification Nos.: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,770,000
	8	SHARED VOTING POWER Nil
	9	SOLE DISPOSITIVE POWER 9,770,000
	10	SHARED DISPOSITIVE POWER Nil

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,770,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 71.51% based on 13,663,322 common shares outstanding
14	TYPE OF REPORTING PERSON (See Instructions) Company

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Item 1. Security and Issuer

This Statement relates to common shares with par value of $0.0001, of Sleepaid Holding Company. (the “Issuer”). The principal executive offices of the Issuer at located at Rm 10, 1/F, Wellborne Business Center, 8 Java Road, Hong Kong.

Item 2. Identity and Background

(a)	This statement is being filed by Amax Deluxe Limited (the “Reporting Person”)

(b)	The Reporting Person’s business address is B2, 18/F., Block B, Wah Hoi Mansion, No. 254, Electric Road, North Point, Hong Kong.

(c)	Principal Occupation or Employment: A holding company being a controlling shareholder of the Issuer.

(d)	During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a company registered in B2, 18/F., Block B, Wah Hoi Mansion, No. 254, Electric Road, North Point, Hong Kong.

Item 3. Source and Amount of Funds or Other Considerations

On April 15, 2015, pursuant to a Merger Agreement (the “Reverse Merger”) entered into by and between the Issuer and Yugosu Investment Limited , the Reporting Person, being the sole owner of Yugosu Investment Limited, acquired an aggregate of 9,770,000 shares of Issuer’s common stock as merger consideration in exchange for all the issued and outstanding shares of Yugosu Investment Limited.

Item 4. Purpose of Transaction

The Reverse Merger was a transaction undertaken by the Issuer in order to accomplish the acquisition of the business of Yugosu Investment Limited by the Issuer.

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Item 5. Interest in Securities of the Issuer

As of the date hereof, the Reporting Person beneficially owns 9,770,000 shares of the Issuer’s common stock, which represents approximately 71.51% of the Issuer’s common stock.

The Reporting Person may be deemed to hold sole voting and dispositive power over 9,770,000 shares of common stock of the Issuer as issued to the Reporting Person.

Other than as described in Item 3 above, the Reporting Person has not affected any transaction in the shares of common stock of the Issuer in the past sixty days.

To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 9,770,000 shares of common stock of the Issuer reporting in Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

None

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Amax Deluxe Limited

Dated: December 1, 2017	/s/ Harry Kuen Cheung
Signature

Name: Harry Kuen Cheung,
Title: Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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